14047618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC

SEC FILE NUMBER
8- 38103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dealerweb Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Plaza Five, Harborside Financial Center
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Cotter 646-484-2929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dealerweb Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC RABINOWITZ
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01RA6011892
QUALIFIED IN KINGS COUNTY
My Commission Expires August 17, 2014

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dealerweb Inc.
Statement of Financial Condition
December 31, 2013

Dealerweb Inc.
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of Dealerweb Inc.:

We have audited the accompanying statement of financial condition of Dealerweb Inc. (the"Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dealerweb Inc. at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

Dealerweb Inc.
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 41,778,075
Deposits with clearing organizations	6,602,461
Receivables from brokers and dealers and clearing organizations	4,672,001
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $5,428,747)	2,346,362
Memberships in clearing organizations, at cost	126,793
Prepaid taxes	273,815
Prepaid expenses	782,574
Security deposits	142,017
Other receivables	2,272,000
Accrued income	2,515,473
Other assets	1,436,612
Total assets	$ 62,948,183

Liabilities and Stockholder's Equity	
Liabilities	
Payable to brokers and dealers & clearing organization	$ 2,358,646
Payable to affiliates	2,284,843
Accrued compensation	19,299,468
Accrued income taxes	6,933,980
Accrued expenses and other liabilities	2,143,449
Total liabilities	33,020,386
Stockholder's Equity	
Common stock	
Class A $.01 par value 150,000 shares authorized 105,862 shares issued	1,059
Class B (nonvoting) $.01 par value 50,000 shares authorized 7,586 shares issued	76
Additional paid-in capital	14,255,446
Retained earnings	40,298,066
	54,554,647
Common stock in treasury, at cost (36,022 shares)	(24,626,850)
Total stockholder's equity	29,927,797
Total liabilities and stockholder's equity	$ 62,948,183

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Dealerweb Inc. (the "Company") is a registered broker dealer operating as a broker's broker in the purchase and sale of United States government and government agency mortgage-backed securities, United States Treasury bills, notes and bonds, collateralized mortgage obligations, commercial mortgage-backed securities, asset-backed securities, corporate securities and municipal securities.

The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities Exchange Act of 1934 ("SEC"). Dealerweb is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC").

Dealerweb Inc. is a wholly-owned subsidiary of Tradeweb IDB Markets, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary Tradeweb Markets LLC.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of generally less than three months.

Fair Value Measurement
Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value. These instruments include cash and cash equivalents, deposits with clearing organizations, membership in clearing organizations and security deposits.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company's deposits with clearing organizations, accounts receivable, membership in clearing organizations, security deposits, accounts payable, payable to

affiliates and accrued expenses are classified within level 2 of the fair value hierarchy because all significant inputs are observable, either directly or indirectly. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements and Depreciation and Amortization
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using straight-line methods over the estimated useful lives of the related assets Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

3. Cash and Cash Equivalents

At December 31, 2013, cash equivalents include an investment in money market funds of $40,500,000 with a major financial institution. Due to the short-term liquid nature of these instruments, the recorded value has been determined to approximate fair value. The money market fund is classified within level 1 of the fair value hierarchy.

4. Deposits With Clearing Organizations

Deposits with clearing organizations include cash of $6,602,461.

5. Receivable from and Payable to Brokers and Dealers and Clearing Organizations

Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company's normal securities transactions are generally collateralized by those securities. The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker/dealers. At December 31, 2013, the Company has established an allowance for doubtful accounts of $100,000 with regard to these receivables.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2013:

Furniture	$ 365,833
Computer equipment	3,595,459
Telephone equipment	2,145,614
Leasehold improvements	1,186,165
Other	482,038
	7,775,109
Less accumulated depreciation and amortization	5,428,747
	$ 2,346,362

7. Leases

The Company is obligated under a non-cancelable operating lease for office space in Berkeley Heights, New Jersey. The lease expires January 31, 2020. The lease contains a provision for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating lease for office space in Boca Raton, Florida. The lease expires December 31, 2016. The lease contains a provision for escalation based on increases in certain costs incurred by the landlord.

The schedule of minimum future lease payments only represents rental payments for leases that are held in the Company's name. The Company is also allocated a portion of rent expense from leases held by Tradeweb Markets LLC in which part of the leased space is occupied by employees of the Company.

A schedule of future minimum annual rental payments due is as follows:

Year Ending December 31, 2013	Amount
2014	$ 353,518
2015	354,239
2016	354,995
2017	339,111
2018	339,111
Thereafter	367,371
	$ 2,108,345

8. Income Taxes

The Parent files a consolidated federal income tax return and combined state and local returns. The Parent makes income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

The Company's provision for income taxes is different from that which would be expected using statutory rates due to nondeductible portions of dues, customer relations and entertainment expenses.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities in accordance with FASB ASC 740. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

9. Profit-Sharing & Employee Stock Ownership Plans

The Company sponsors a defined contribution retirement plan covering substantially all employees. Contributions to the plan are determined at year-end by the Company. There was no profit-sharing expense for the year ended December 31, 2013. Employees qualify for benefits upon reaching the age of 60. Vesting begins at 33% after one year of service and increases to 67% after two years of service and to 100% after the third year.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account. Eligible employees receive 401(k) matching contributions. The Company matches 100% of the employee's contribution, up to 4% which vests immediately.

The Company also sponsors an Employee Stock Ownership Plan ("ESOP"). Employees are eligible to participate in the ESOP after one year of service and the attainment of twenty-one years of age. The ESOP provides, at the discretion of its Board of Directors, for the Company to make annual contributions up to the maximum amount permitted under the Internal Revenue Code. There were no contributions for the year ended December 31, 2013. Management has terminated the ESOP and is distributing all assets to its participants.

10. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission wherein a broker-dealer is to have at all times sufficient assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $150,000 or 1/15 of aggregate indebtedness. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

Dealerweb's net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows as of December 31, 2013:

Net capital, as defined	$14,550,465
Minimum net capital required	$ 2,201,359
Net capital in excess of minimum requirement	$12,349,106
Excess net capital at 1000 percent	$11,248,426
Total aggregate indebtedness	$33,020,386
Ratio of aggregate indebtedness to net capital	2.27 to 1

Dividend payments are subject to certain notification and other provisions of the net capital rule of the SEC.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

12. Related Party Transactions

Under a service agreement between the Company and Tradeweb Markets LLC ("Markets"), Markets provides the Company with certain legal, financial, tax, accounting, human resources, facilities, marketing, technology and administrative services relating to the Company's inter-dealer broker business. The Company paid dividends of $4,054,291 to the Parent for the year ended December 31,2013.

The Company enters into transactions with the ultimate owners of the Parent. At December 31, 2013, the following balances with such affiliates were included in the statement of financial condition in the following line items:

Cash and cash equivalents	$41,416,634
Deposits with clearing organizations	250,000
Receivables from brokers and dealers and clearing organizations	3,478,295
Other assets	749,902
Payable to brokers and dealers and clearing organization	1,078,940
Accrued expenses and other liabilities	479,967

13. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through February 28, 2014, the date that the Company's financial statements were issued.

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